August 14, 2024

Patrick R. Thompson
Chief Financial Officer & Treasurer
MediaAlpha, Inc.
700 South Flower Street, Suite 640
Los Angeles, California 90017

       Re: MediaAlpha, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-39671
Dear Patrick R. Thompson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services